[UNITED BANKSHARES, INC. LETTERHEAD]

September 6, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Bankshares, Inc.

Registration Statement on Form S-4

File No. 333-188919

Ladies and Gentlemen:

United Bankshares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 2:00 p.m., Washington, D.C. time, on Monday, September 9, 2013, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert the staff’s comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ Richard M. Adams

Richard M. Adams

Chairman of the Board and Chief Executive Officer

cc:	Sandra M. Murphy, Esq.

Jacob A. Lutz III, Esq.